[JMP Group Inc. Letterhead]

September 14, 2009

Mr. Thomas Kluck

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Re:	JMP Group Inc.
Registration Statement on Form S-3
File No. 333-161538

Dear Mr. Kluck:

JMP Group Inc. (the “Company”) is submitting this letter in response to a comment letter received from the Staff of the Securities and Exchange Commission dated September 11, 2009. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

General

1. We note that you have not filed the statement of eligibility of the trustee as an exhibit to your Form S-3. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” Please refer to Section 220.01 under “1939 Act – General Guidance,” which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:

In Amendment No. 1 to the Form S-3, the Company has amended the Exhibit Index to indicate that the statement of eligibility under the Trust Indenture Act of 1939 will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act. The Company also advised the staff that any Form T-1 required in connection with the registration statement will be filed under the electronic form-type “305B2.”

*    *    *    *

If you should have any additional questions please contact me directly at (415) 835-8905.

Very truly yours,

/s/ Thomas B. Kilian

Thomas B. Kilian

Chief Financial Officer

cc:	Adam F. Turk, Attorney-Advisor, U.S. Securities and Exchange Commission
Janet L. Tarkoff, Chief Legal Officer, JMP Group Inc.
Andrew D. Thorpe, Morrison & Foerster LLP